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15049170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, DC

SEC FILE NUMBER
8-35285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frost Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 W. HOUSTON ST.
(No. and Street)

SAN ANTONIO	TX	78205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(210) 220-4128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1800 FROST BANK TOWER	SAN ANTONIO	TX	78205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/13

OATH OR AFFIRMATION

I, KAREN BANKS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FROST BROKERAGE SERVICES, INC. (the Company), as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE SANDERS
Notary Public
STATE OF TEXAS
My Comm. Exp. 11/24/2018

Karen Banks
Signature

PRESIDENT
Title

Yvonne Sanders
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
Suite 1800
100 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Brokerage Services, Inc.

We have audited the accompanying statement of financial condition of Frost Brokerage Services, Inc., (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the period from June 1, 2014 through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frost Brokerage Services, Inc. at December 31, 2014, and the results of its operations and its cash flows for the period from June 1, 2014 through December 31, 2014 in conformity with U.S. generally accepted accounting principles.

Supplementary Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 27, 2015

Frost Brokerage Services, Inc.

Statement of Financial Condition

December 31, 2014

Assets	
Cash	$ 300,165
Securities owned	15,338,703
Brokerage commissions receivable, net	761,064
Trading income receivable	65,784
Prepaid expenses	176,153
Net deferred tax asset	153,371
Total assets	$ 16,795,240
Liabilities and stockholder's equity	
Liabilities:	
Deferred income	$ 10,910
Income taxes payable to parent company	109,970
Accrued liabilities and employee benefits	319,973
Total liabilities	440,853
Stockholder's equity:	
Common stock, par value $0.01 per share; 10,000 shares authorized, issued, and outstanding	100
Additional paid-in capital	322,309
Retained earnings	16,031,978
Total stockholder's equity	16,354,387
Total liabilities and stockholder's equity	$ 16,795,240

See accompanying notes.

Frost

Post Office Box 2538
San Antonio, Texas 78299-2538

Frost Brokerage Services, Inc.

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C.
201
SECTION

Frost Brokerage Services Inc.'s Exemption Report

Frost Brokerage Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the fiscal period from June 1, 2014 through December 31, 2014, except as described below.

Exception	Date of receipt from customer	Date / time submitted	Business days from receipt to transmittal	Explanation of exception
1	7/22/14	7/24/14, 11:25am	2	Customer identification provided on 7/22/14 was invalid and required additional time to review and process account documentation. Once account documentation was determined to be in good order, check was mailed to fund company on 7/24/14.
2	7/29/14	8/4/14 11:50am	4	Locked bag containing customer check was not forwarded from branch to home office on 7/29/14, due to advisor leaving unexpectedly for extenuating circumstances. Check was received by home office and mailed to insurance company on 8/4/14.

3	9/5/2014	9/9/2014, 11:21am	2	Check received on 9/5/14 was inadvertently excluded from locked bag being forwarded from branch to home office. Check was sent the following business day, 9/8/14 and received by home office and mailed to clearing broker on 9/9/14.
4	9/10/14	9/12/14, 11:30am	2	Advisor met with client on the evening of 9/10/14. As such, there were no overnight delivery options available. Check was sent to home office the following business day, 9/11/14 and mailed to insurance company on 9/12/14.
5	9/22/14	9/24/14, 11:02am	2	Check received on 9/22/14 was inadvertently excluded from locked bag being forwarded from branch to home office. Check was sent the following business day, 9/23/14 and received by home office and mailed to clearing broker on 9/24/14.
6	9/22/14	9/24/14, 11:02am	2	Check received on 9/22/14 was inadvertently excluded from locked bag being forwarded from branch to home office. Check was sent the following business day, 9/23/14 and received by home office and mailed to clearing broker on 9/24/14.
7	10/22/14	10/24/14, 11:30am	2	Locked bag containing check received on 10/22/14 was inadvertently excluded from mail bag forwarded from branch to home office. Check was sent the following business day, 10/23/14 and received by home office and mailed to clearing broker on 10/24/14.
8	11/4/14	11/6/14, 11:30am	2	Check received on 11/4/14 was inadvertently excluded from locked bag being forwarded from branch to home office. Check was sent the following business day, 11/5/14 and received by home office and mailed to clearing broker on 11/6/14.

9	11/14/14	11/18/14, 11:10am	2	Check received on 11/14/14 was inadvertently excluded from locked bag being forwarded from branch to home office. Check was sent the following business day, 11/17/14 and received by home office and mailed to clearing broker on 11/18/14.
10	12/22/14	12/24/14, 11:50am	2	Check received at the branch and forwarded to home office on 12/22/14. Due to a mail carrier delay, receipt by home office was not until 12/24/14. Check subsequently mailed to fund company the same day.
11	12/22/14	12/24/14, 11:50am	2	Check received at the branch and forwarded to home office on 12/22/14. Due to a mail carrier delay, receipt by home office was not until 12/24/14. Check subsequently mailed to fund company the same day.

Frost Brokerage Services, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Karen Banks

Karen Banks
President

February 27, 2015

EY
Building a better working world

Ernst & Young LLP
Frost Bank Tower
100 W. Houston Street
Suite 1800
San Antonio, Texas 78205

Tel: +210 228-9696
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Frost Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Frost Brokerage Services, Inc.'s Exemption Report, in which (1) Frost Brokerage Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) and (2) the Company stated that it met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2015